Exhibit 99.8

EXECUTION VERSION

FIFTH SUPPLEMENTAL INDENTURE

Dated as of March 20, 2025

among

TR FINANCE LLC,

as Issuer,

and

THOMSON REUTERS CORPORATION,

as Parent Guarantor,

and

THE SUBSIDIARY GUARANTORS PARTY HERETO

and

COMPUTERSHARE TRUST COMPANY OF CANADA,

as Trustee,

to

INDENTURE

Dated as of March 20, 2025

5.500% DEBENTURES DUE 2035

This Fifth Supplemental Indenture, dated as of the 20th day of March, 2025, among TR Finance LLC, a limited liability company formed under the laws of the State of Delaware (hereinafter called the “Company”), Thomson Reuters Corporation, a corporation existing under the laws of the Province of Ontario, Canada (hereinafter called “TRC” or the “Parent Guarantor”), West Publishing Corporation, a corporation formed under the laws of the State of Minnesota (herein called “West Publishing”), Thomson Reuters Applications Inc., a corporation formed under the laws of the State of Delaware (herein called “Thomson Reuters Applications”), Thomson Reuters (Tax & Accounting) Inc., a corporation formed under the laws of the State of Texas (herein called “Thomson Reuters (Tax & Accounting)” and together, with West Publishing and Thomson Reuters Applications, the “Subsidiary Guarantors” and together with the Parent Guarantor, the “Guarantors”), Computershare Trust Company of Canada, a trust company incorporated under the laws of Canada, as trustee (hereinafter called the “Notes Trustee”), and, solely with respect to Section 2.03(l) hereof, Deutsche Bank Trust Company Americas, a New York banking corporation (hereinafter called the “Co-Trustee”).

WITNESSETH:

WHEREAS, the Company, TRC, the Subsidiary Guarantors, the Notes Trustee and the Co-Trustee entered into an indenture, dated as of March 20, 2025 (the “TR Finance Indenture”), pursuant to which one or more series of debt securities of the Company (the “Securities”) may be issued from time to time; and

WHEREAS, Section 301 of the TR Finance Indenture permits the terms of any series of Securities to be established in an indenture supplemental to the TR Finance Indenture; and

WHEREAS, Section 901 of the TR Finance Indenture provides that a supplemental indenture may be entered into by the Company, TRC, the Subsidiary Guarantors and a Trustee without the consent of any Holders of the Securities for the purpose of establishing the terms of a new series of Securities; and

WHEREAS, the Company has requested the Notes Trustee to join with it in the execution and delivery of this Fifth Supplemental Indenture in order to supplement the TR Finance Indenture by, among other things, establishing certain terms of a new series of Securities to be known as the Company’s “5.500% Debentures due 2035” (the “2035 Debentures”); and

WHEREAS, the Company has furnished the Notes Trustee with a duly authorized and executed Company Order dated March 20, 2025 authorizing the execution of this Fifth Supplemental Indenture and the issuance of the 2035 Debentures and an Opinion of Counsel in connection with the execution of this Fifth Supplemental Indenture; and

WHEREAS, all things necessary to make this Fifth Supplemental Indenture a valid agreement of the Company, TRC, the Subsidiary Guarantors and the Notes Trustee and a valid supplement to the TR Finance Indenture have been done.

NOW, THEREFORE, THIS FIFTH SUPPLEMENTAL INDENTURE for and in consideration of the premises and the purchase of the 2035 Debentures to be issued hereunder by Holders thereof, the Company, TRC, the Subsidiary Guarantors, the Notes Trustee and, solely with respect to Section 2.03(l) hereof, the Co-Trustee mutually covenant and agree, for the equal and proportionate benefit of the Holders from time to time of the 2035 Debentures, as follows:

ARTICLE I

DEFINITIONS

The TR Finance Indenture together with this Fifth Supplemental Indenture is hereinafter sometimes collectively referred to as the “Indenture.” All capitalized terms which are used herein and not otherwise defined herein are defined in the TR Finance Indenture and are used herein with the same meanings as in the TR Finance Indenture.

For all purposes of this Fifth Supplemental Indenture and the 2035 Debentures, except as otherwise expressly provided or unless the subject matter or the context otherwise requires:

“2035 Debentures” has the meaning set forth in the recitals of this Fifth Supplemental Indenture.

“Additional Amounts” has the meaning set forth in Section 2.03(g) hereof.

“Company” has the meaning set forth in the preamble of this Fifth Supplemental Indenture.

“Consolidated Shareholders’ Equity” means the aggregate of the stated capital accounts for all of TRC’s outstanding shares and the amount of TRC’s consolidated surplus, whether paid in, earned, or otherwise, as such consolidated surplus is shown on its then most recent audited consolidated balance sheet, determined in accordance with GAAP.

“Continuing Directors” means, as of any date of determination, any member of the TRC Board of Directors who (1) was a member of the TRC Board of Directors on the date of the issuance of the 2035 Debentures; or (2) was nominated for election, elected or appointed to the TRC Board of Directors with the approval of a majority of the Continuing Directors who were members of the TRC Board of Directors at the time of such nomination, election or appointment (by a specific vote).

“Co-Obligor” has the meaning set forth in Section 2.03(i) hereof.

“Co-Trustee” has the meaning set forth in the preamble of this Fifth Supplemental Indenture.

“Debt” means notes, bonds, debentures or other similar evidences of indebtedness for money borrowed.

“DTC” has the meaning set forth in Section 2.02 hereof.

“Exchange” has the meaning set forth in Section 2.02 hereof.

“Exchange Act” means the United States Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder, as amended.

“Exchanged Debentures” has the meaning set forth in Section 2.02 hereof.

“FATCA” has the meaning set forth in Section 2.03(g) hereof.

“Funded Obligation” means any Debt, the principal amount of which by its terms is not payable on demand and the due date of payment of which, after giving effect to any right of extension or renewal exercisable unilaterally on the part of the obligor, is more than 18 months from the date of the creation, issue or incurring of the same.

“Global Debenture” has the meaning set forth in Section 2.02 hereof.

“Guarantee” means the guarantee obligations of TRC pursuant to Section 1301 of the TR Finance Indenture but solely in respect of the 2035 Debentures.

“Guarantors” has the meaning set forth in the preamble of this Fifth Supplemental Indenture.

“Material Subsidiary” means any Subsidiary of TRC the revenues of which for the 12 months ending at the end of the most recently completed fiscal year of such Subsidiary represent 5% or more of the revenues of TRC and its consolidated subsidiaries taken as a whole for the 12 months ending at the end of the most recently completed fiscal year of TRC, or the gross assets of which as at the end of the most recently completed fiscal year of such Subsidiary represent 5% or more of the gross assets of TRC and its consolidated Subsidiaries taken as a whole as at the end of the most recently completed fiscal year of TRC, calculated in each case in accordance with GAAP.

“Non-U.S. Person” has the meaning set forth in Section 2.03(i) hereof.

“Non-U.S. Taxing Jurisdiction” has the meaning set forth in Section 2.03(i) hereof.

“Notes Trustee” has the meaning set forth in the preamble of this Fifth Supplemental Indenture.

“Other Additional Amounts” has the meaning set forth in Section 2.03(i) hereof.

“Parent Guarantor” has the meaning set forth in the preamble of this Fifth Supplemental Indenture.

“Securities” has the meaning set forth in the recitals of this Fifth Supplemental Indenture.

“Subsidiary Guarantors” has the meaning set forth in the preamble of this Fifth Supplemental Indenture.

“Tax Act” has the meaning set forth in Section 2.03(g) hereof.

“Taxes” has the meaning set forth in Section 2.03(g) hereof.

“Thomson Reuters” means Thomson Reuters Corporation and its subsidiaries from time to time, and “Thomson Reuters Entity” means any one of them.

“Thomson Reuters (Tax & Accounting)” has the meaning set forth in the preamble of this Fifth Supplemental Indenture.

“Thomson Reuters Applications” has the meaning set forth in the preamble of this Fifth Supplemental Indenture.

“Thomson Reuters Founders Share” means the Thomson Reuters Founders Share in the capital of TRC.

“Thomson Reuters Founders Share Company” means Thomson Reuters Founders Share Company Limited, a corporation incorporated and existing in accordance with the laws of England and Wales.

“TR Finance Indenture” has the meaning set forth in the recitals of this Fifth Supplemental Indenture.

“TRC” has the meaning set forth in the preamble of this Fifth Supplemental Indenture.

“TRC Board of Directors” means either the board of directors of TRC or any duly authorized committee of that board.

“TRC Voting Stock” means, collectively, stock of the class or classes of TRC having general voting power under ordinary circumstances to elect at least a majority of the TRC Board of Directors (irrespective of whether or not at the time stock of any other class or classes shall have or might have voting power by reason of the happening of any contingency) and, at any particular time, any other securities of TRC (excluding debt securities and the Thomson Reuters Founders Share in TRC held by the Thomson Reuters Founders Share Company) carrying at that time a voting right ordinarily exercisable at meetings of shareholders either under all circumstances or under some circumstances that have occurred and are continuing.

“Treasury Rate” means, with respect to any Redemption Date, the yield determined by the Company in accordance with the following two paragraphs.

(1)  The Treasury Rate shall be determined by the Company after 4:15 p.m., New York City time (or after such time as yields on U.S. government securities are posted daily by the Board of Governors of the Federal Reserve System), on the third business day preceding the redemption date based upon the yield or yields for the most recent day that appear after such time on such day in the most recent statistical release published by the Board of Governors of the Federal Reserve System designated as “Selected Interest Rates (Daily)—H.15” (or any successor designation or publication) (“H.15”) under the caption “U.S. government securities–Treasury constant maturities–Nominal” (or any successor caption or heading) (“H.15 TCM”). In determining the Treasury Rate, the Company shall select, as applicable: (1) the yield for the Treasury constant maturity on H.15 exactly equal to the period from the redemption date to August 15, 2035 (the “Remaining Life”); or (2) if there is no such Treasury constant maturity on H.15 exactly equal to the Remaining Life, the two yields – one yield corresponding to the Treasury constant maturity on H.15 immediately shorter than and one yield corresponding to the Treasury constant maturity on H.15 immediately longer than the Remaining Life – and shall interpolate to August 15, 2035 on a straight-line basis (using the actual number of days) using such yields and rounding the result to three decimal places; or (3) if there is no such Treasury constant maturity on H.15 shorter than or longer than the Remaining Life, the yield for the single Treasury constant maturity on H.15 closest to the Remaining Life. For purposes of this paragraph, the applicable Treasury constant maturity or maturities on H.15 shall be deemed to have a maturity date equal to the relevant number of months or years, as applicable, of such Treasury constant maturity from the redemption date.

(2)  If on the third business day preceding the redemption date H.15 TCM is no longer published, the Company shall calculate the Treasury Rate based on the rate per annum equal to the semi-annual equivalent yield to maturity at 11:00 a.m., New York City time, on the second business day preceding such redemption date of the United States Treasury security maturing on, or with a maturity that is closest to, August 15, 2035, as applicable. If there is no United States Treasury security maturing on August 15, 2035 but there are two or more United States Treasury securities with a maturity date equally distant from August 15, 2035 one with a maturity date preceding August 15, 2035 and one with a maturity date following August 15, 2035, the Company shall select the United States Treasury security with a maturity date preceding August 15, 2035. If there are two or more United States Treasury securities maturing on August 15, 2035 or two or more United States Treasury securities meeting the criteria of the preceding sentence, the Company shall select from among these two or more United States Treasury securities the United States Treasury security that is trading closest to par based upon the average of the bid and asked prices for such United States Treasury securities at 11:00 a.m., New York City time. In determining the Treasury Rate in accordance with the terms of this paragraph, the semi-annual yield to maturity of the applicable United States Treasury security shall be based upon the average of the bid and asked prices (expressed as a percentage of principal amount) at 11:00 a.m., New York City time, of such United States Treasury security, and rounded to three decimal places.

“West Publishing” has the meaning set forth in the preamble of this Fifth Supplemental Indenture.

“Wholly-Owned Subsidiary” means any Subsidiary of which the Company, at the time of determination, directly and/or indirectly, through one or more other Subsidiaries, owns 100% of the shares of Voting Stock/Interests of such Subsidiary.

“Woodbridge” means The Woodbridge Company Limited, a corporation incorporated under the laws of the Province of Ontario.

“Woodbridge Group” means at any particular time such of (a) Woodbridge, (b) the Affiliates of Woodbridge, and (c) the respective successors and assigns of Woodbridge or any such Affiliate, as, at such time, are controlled directly or indirectly by one or more corporations all of the shares of which are held by one or more individuals who are members of the family of the late first Lord Thomson of Fleet or trusts for their benefit.

ARTICLE II

STANDARD PROVISIONS; THE NOTES

SECTION 2.01  Creation of the 2035 Debentures; Designation.

In accordance with Section 301 of the TR Finance Indenture, the Company, as principal, hereby creates the 2035 Debentures as a separate series of its Securities issued pursuant to the Indenture. The 2035 Debentures shall be designated as the “5.500% Debentures due 2035.”

SECTION 2.02  Form of the 2035 Debentures.

The 2035 Debentures shall be represented by one or more fully-registered global debentures in book-entry form (each, a “Global Debenture”) which shall be deposited with, or on behalf of, The Depository Trust Company, New York, New York (“DTC”) and registered in the name of the nominee of DTC. The Global Debenture shall be in the form of Exhibit I attached hereto. So long as DTC, or its nominee, is the registered owner of a Global Debenture, DTC or its nominee, as the case may be, shall be considered the sole owner or Holder of the 2035 Debentures represented by a Global Debenture for all purposes under the Indenture. Ownership of beneficial interests in a Global Debenture shall be shown on, and transfers thereof shall be effected only through, records maintained by DTC (with respect to beneficial interests of participants or persons that hold interests through participants) or by participants or persons that hold interest through participants (with respect to beneficial interests of beneficial owners). Beneficial interests in a Global Debenture will be held in denominations of US$1,000 and integral multiples of US$1,000 in excess thereof. A Global Debenture may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee.

Notwithstanding the foregoing paragraph, with respect to the initial issuance of debentures on the date hereof, the 2035 Debentures shall initially be represented by one or more fully-registered debentures issued to TRC, which on the instruction of the Company (as directed by TRC), will be exchanged for an equivalent principal amount of 5.500% debentures due 2035 issued by TRC (the “Exchanged Debentures”) by cancelling and replacing such debenture(s) with Global Debenture(s) (the “Exchange”).

SECTION 2.03  Terms and Conditions of the 2035 Debentures.

The 2035 Debentures shall be governed by all the terms and conditions of the Indenture, as supplemented by this Fifth Supplemental Indenture, and in particular, the following provisions shall be terms of the 2035 Debentures:

(a)  Date of Payment of Principal. The principal of the 2035 Debentures shall be payable on August 15, 2035.

(b)  Interest.

(A)  The 2035 Debentures shall bear interest at the rate of 5.500% per annum; provided, that in each case, any principal and premium and any installment of interest which is overdue shall bear interest at the same rate (to the extent that the payment of such interest shall be legally enforceable). Such interest will be calculated on the basis of a 360-day year consisting of twelve 30-day months.

(B)  Interest in respect of the 2035 Debentures shall accrue from and including March 20, 2025 or from and including the most recent Interest Payment Date to which interest has been paid or duly provided for.

(C)  The Interest Payment Dates on which interest shall be payable in respect of the 2035 Debentures shall be February 15 and August 15 in each year, commencing August 15, 2025. The first interest payment shall be payable on August 15, 2025 to Holders of record of the 2035 Debentures at the close of business on August 1, 2025 in the amount of $10,263,247.50, comprised of $8,267,616.04 interest paid by the Company in respect of the 2035 Debentures in accordance with the terms hereof and $1,995,631.46 interest paid by TRC in respect of the Exchanged Debentures (representing interest payable on the Exchanged Debentures from and including the date of the last interest payment of such Exchanged Debentures, being February 15, 2025, to but excluding March 20, 2025).

(D)  The Regular Record Dates for interest in respect of the 2035 Debentures shall be February 1 and August 1 (whether or not a Business Day) in respect of the interest payable on February 15 and August 15, respectively.

(c)  Payment of Principal and Interest. Settlement for the 2035 Debentures shall be made in immediately available funds. All payments of principal and interest shall be made by the Company in immediately available funds. Following the Exchange, the 2035 Debentures shall trade in the Same-Day Funds Settlement System of DTC until Maturity, and secondary market trading activity for the 2035 Debentures shall settle in immediately available funds.

(d)  Optional Redemption.

(A)  The Company may redeem the 2035 Debentures at its option, in whole or in part, at any time and from time to time, on not less than 10 days’ and not more than 60 days’ prior notice at a Redemption Price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

(I) (a) the sum of the present values, as calculated by the Company, of the remaining scheduled payments of principal and interest thereon discounted to the Redemption Date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 35 basis points less (b) interest accrued to the Redemption Date; and

(II) 100% of the principal amount of the 2035 Debentures to be redeemed,

plus, in either case, accrued and unpaid interest thereon to the Redemption Date.

(B)  Unless the Company defaults in the payment of the Redemption Price, on or after the Redemption Date, interest will cease to accrue on the 2035 Debentures or the portions thereof called for redemption.

(C)  The Company’s actions and determinations in determining the Redemption Price shall be conclusive evidence and binding for all purposes, absent manifest error.

(D)  Notice of any redemption shall be mailed or electronically delivered (or otherwise transmitted in accordance with the Depositary’s procedures) at least 10 days but not more than 60 days before the Redemption Date to each Holder of 2035 Debentures to be redeemed.

(e)  Negative Pledge

So long as any of the 2035 Debentures are Outstanding:

(A)  neither TRC nor the Company will create or permit to subsist after knowledge of the existence thereof any Security Interest upon any part of its undertaking or assets to secure any Debt of TRC or the Company, respectively; or

(B)  TRC will not permit any Material Subsidiary to give any Guarantee to secure any Debt of TRC or the Company,

without at the same time or as soon as reasonably practicable thereafter according to the Holders of 2035 Debentures a ratable and pari passu interest in the same Security Interest or Guarantee, as applicable, but the covenant in this Section 2.03(e) will not apply to, or operate to prevent:

(I)  any Security Interest for, or any Guarantee by a Material Subsidiary of, any Debt of TRC or the Company, as applicable, the amount of which, when aggregated with the amount of all other Debt of TRC and the Company then outstanding in respect of which Security Interest or a Guarantee by a Material Subsidiary has been given, excluding any Security Interest or Guarantee given pursuant to the exceptions in subparagraphs (II) to (IV) below, would not exceed 10% of Consolidated Shareholders’ Equity;

(II)  any Security Interest on (a) any asset (including shares) acquired or held by TRC or the Company to secure Debt of TRC or the Company, respectively, incurred solely for the purpose of financing the acquisition, construction, research, development or improvement of such asset, or (b) shares of a Subsidiary organized solely to acquire any such asset;

(III)  the assumption by TRC or the Company of any Security Interest in existence on any asset at the time of acquisition thereof, including any such assumption consequent upon any amalgamation, merger, arrangement or other corporate reorganization;

(IV)  TRC or the Company giving any Security Interest (other than on shares or fixed assets) in the ordinary course of its business to any bank or banks or others to secure any Debt of TRC or the Company, respectively, that is not a Funded Obligation; or

(V)  the extension, renewal or refunding of any Security Interest permitted under subparagraphs (II) to (IV) above to the extent of the principal amount of the Debt of TRC or the Company, as applicable, secured by and owing under any such 2035 Debenture at the time of such extension, renewal or refunding.

(f)  Applicability of Defeasance or Covenant Defeasance. The provisions of Article Twelve of the TR Finance Indenture shall apply to the 2035 Debentures.

(g)  Additional Amounts.

All payments made by TRC under the Guarantee will be made free and clear of, and without withholding or deduction for or on account of, any present or future tax, duty, levy, impost, assessment or other governmental charge imposed or levied by or on behalf of the Government of Canada or of any province or territory thereof or therein or by any authority or agency therein or thereof having power to tax (hereinafter “Taxes”), unless TRC is required to withhold or deduct Taxes by law or by the interpretation or administration thereof. If TRC is so required to withhold or deduct any amount for or on account of Taxes from any payment made by it under the Guarantee, TRC will pay such additional amounts (“Additional Amounts”) as may be necessary so that the net amount received by each Holder of the 2035 Debentures (including, as applicable, the beneficial owners in respect of any such Holder) after such withholding or deduction (including such deductions and withholdings applicable to Additional Amounts) will not be less than the amount the Holder (including, as applicable, the beneficial owners in respect of any such Holder) would have received if such Taxes had not been withheld or deducted; provided that no Additional Amounts will be payable with respect to: (a) any Tax that is levied or collected other than by withholding from payments made under the Guarantee; (b) any 2035 Debenture presented for payment (where presentation is required) more than 30 days after the later of (i) the date on which such payment first becomes due or (ii) if the full amount of the monies payable has not been paid to the Holders or beneficial owners of the 2035 Debentures on or prior to such date, the date on which the full amount of such monies has been paid to the Holders or beneficial owners of the 2035 Debentures, except to the extent that the Holder or beneficial owner of the 2035 Debentures would have been entitled to such Additional Amounts on presentation of the same for payment on the last day of such period of 30 days; (c) any estate, inheritance, gift, sales, transfer, excise or personal property Tax or any similar Tax; (d) any Taxes that are imposed or withheld by reason of the failure of the Holder or beneficial owner of the 2035 Debentures to comply with any certification, identification, information, documentation or other reporting requirement if compliance is required by law, regulation, or administrative practice of Canada or an applicable treaty as a precondition to exemption from, or a reduction in the rate of deduction or withholding of, such Taxes or is otherwise reasonably requested by the Company or TRC to support a claim for relief or exemption from such Taxes (including, without limitation, a certification that such Holder or beneficial owner is not resident in Canada); (e) any (i) tax, assessment, withholding or deduction required pursuant to Sections 1471 to 1474 of the U.S. Internal Revenue Code of 1986, as amended (“FATCA”), or any successor version thereof, or any similar legislation imposed by any other governmental authority, or (ii) Tax or penalty arising from the Holder’s or beneficial owner’s failure to properly comply with the Holder’s or beneficial owner’s obligations imposed under the Canada-United States Enhanced Tax Information Exchange Agreement Implementation Act (Canada) or any treaty, law or regulation or other official guidance enacted by Canada implementing FATCA or an intergovernmental agreement with respect to FATCA or any similar legislation imposed by any other governmental authority, including, for greater certainty, Part XVIII and Part XIX of the Income Tax Act (Canada) (the “Tax Act”); or (f) any combination of the foregoing clauses (a) to (e).

TRC will also (1) make such withholding or deduction and (2) remit the full amount deducted or withheld by it to the relevant authority in accordance with applicable law. TRC will furnish to the Holders of the 2035 Debentures, within 30 days after the date the payment of any Taxes by it is due pursuant to applicable law, certified copies of tax receipts evidencing such payment by it. TRC will indemnify and hold harmless each Holder (including, as applicable, the beneficial owners in respect of any such Holder) and, upon written request, will reimburse each such Holder (including, as applicable, the beneficial owners in respect of any such Holder) for the amount of (i) any Taxes (other than any Taxes for which Additional Amounts would not be payable pursuant to clauses (a) through (f) above) levied or imposed and paid by such Holder (including, as applicable, the beneficial owners in respect of any such Holder) as a result of payments made under the Guarantee which have not been withheld or deducted and remitted by TRC in accordance with applicable law, (ii) any liability (including penalties, interest and expenses) arising therefrom or with respect thereto, and (iii) any Taxes (other than any Taxes for which Additional Amounts would not be payable pursuant to clauses (a) through (f) above) imposed with respect to any reimbursement under clause (i) or (ii) above, but excluding any such Taxes on such Holder’s (including, as applicable, the beneficial owners in respect of any such Holder’s) net income.

Whenever in the Indenture there is mentioned, in any context, the payment of principal (and premium, if any), Redemption Price, interest or any other amount payable, such mention shall be deemed to include mention of the payment of Additional Amounts to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

(h)  Tax Redemption.

 The 2035 Debentures will be redeemable, at the Company’s option following receipt of a written request by TRC requesting that the Company redeem the 2035 Debentures, in whole and not in part, at any time, at 100% of the aggregate principal amount, together with accrued and unpaid interest thereon to the Redemption Date (including any Additional Amounts), upon the giving of a notice as described in Section 1102 and Section 1104 of the TR Finance Indenture, if (1) TRC will be obligated on the next Interest Payment Date to pay an amount under the Guarantee (2) TRC determines that (a) as a result of any change in or amendment to (including any officially announced prospective change or amendment) the laws (or any rules, regulations, rulings or administrative pronouncements promulgated thereunder) of Canada or of any political subdivision or taxing authority promulgated thereunder, or any change in official position regarding the application or interpretation of such laws, rules, regulations, rulings or administrative pronouncements (including a holding by a court of competent jurisdiction), which change or amendment is announced or becomes effective (assuming, in the case of any announced prospective change, that such announced change will become effective as of the date specified in such announcement and in the form announced) on or after the date TRC assumes the Company’s obligations pursuant to the Guarantee, TRC has or will become obligated to pay, on the next succeeding Interest Payment Date, Additional Amounts under the Guarantee or (b) on or after the date TRC assumes the Company’s obligations pursuant to the Guarantee, any action has been taken by any taxing authority of, or any decision has been rendered by a court of competent jurisdiction in, Canada or any political subdivision or taxing authority thereof or therein, including any of those actions specified in clause (a) above, whether or not such action was taken or decision was rendered with respect to TRC, or any change, amendment, application or interpretation shall be officially proposed (assuming that such announced change will become effective as of the date specified in such announcement and in the form announced), which, in any such case, in the Opinion of Counsel to TRC, will result in TRC becoming obligated to pay, on the next succeeding Interest Payment Date, Additional Amounts under the Guarantee, and (3) in any such case, TRC and the Company in their business judgment determine that such obligation cannot be avoided by the use of reasonable measures available to TRC or the Company (which, for the avoidance of doubt, shall not include a change in the terms of the 2035 Debentures or a substitution of the debtor); provided however, that at the time such notice of redemption is given, such obligation to pay such Additional Amounts remains in effect.

(i)  Other Additional Amounts.

Where any Person (i) assumes the Company’s obligations under the 2035 Debentures and this Indenture pursuant to Article Eight of the TR Finance Indenture, or (ii) becomes a Co-Obligor (as defined herein) pursuant to Section 2.03(j), and such Person is domiciled under any jurisdiction other than a state of the United States (a “Non-U.S. Taxing Jurisdiction”) (each such Person, a “Non-U.S. Person”), such Non-U.S. Person shall (A) pay additional amounts (“Other Additional Amounts”) in the form substantially similar to that described in Section 2.03(g), with such modifications as the Company and such Non-U.S. Person reasonably determine are customary and appropriate for U.S. and Canadian noteholders to address then-applicable (or potentially applicable future) taxes, duties, levies, imposts, assessments or other governmental charges imposed or levied by or on behalf of the applicable governmental authority in respect of payments made by such Non-U.S. Person under or with respect to the notes, including any exceptions thereto as the Company and such Non-U.S. Person shall reasonably determine would be customary and appropriate for U.S. and Canadian bondholders and (B) the 2035 Debentures will be redeemable, at such Non-U.S. Person’s option, in whole and not in part, at any time, at 100% of the aggregate principal amount, together with accrued and unpaid interest thereon to the Redemption Date (including any Other Additional Amounts), upon the giving of a notice as described in Section 1102 and Section 1104 of the TR Finance Indenture, if (1) such Non-U.S. Person determines that (a) as a result of any change in or amendment to (including any officially announced prospective change or amendment) the laws (or any rules, regulations, rulings or administrative pronouncements promulgated thereunder) of any Non-U.S. Taxing Jurisdiction, or any change in official position regarding the application or interpretation of such laws, rules, regulations, rulings or administrative pronouncements (including a holding by a court of competent jurisdiction), which change or amendment is announced or becomes effective (assuming, in the case of any announced prospective change, that such announced change will become effective as of the date specified in such announcement and in the form announced) on or after the date such Non-U.S. Person assumes the Company’s obligations, such Non-U.S. Person has or will become obligated to pay, on the next succeeding Interest Payment Date, Other Additional Amounts with respect to any 2035 Debentures or (b) on or after the date such Non-U.S. Person assumes the Company’s obligations, any action has been taken by any taxing authority of, or any decision has been rendered by a court of competent jurisdiction in, a Non-U.S. Taxing Jurisdiction, including any of those actions specified in clause (a) above, whether or not such action was taken or decision was rendered with respect to such Non-U.S. Person, or any change, amendment, application or interpretation shall be officially proposed (assuming that such announced change will become effective as of the date specified in such announcement and in the form announced), which, in any such case, in the Opinion of Counsel to such Non-U.S. Person, will result in such Non-U.S. Person becoming obligated to pay, on the next succeeding Interest Payment Date, Other Additional Amounts with respect to any 2035 Debentures, and (2) in any such case, such Non-U.S. Person in its business judgment determines that such obligation cannot be avoided by the use of reasonable measures available to such Non-U.S. Person (which, for the avoidance of doubt, shall not include a change in the terms of the 2035 Debentures or a substitution of the debtor); provided however, that at the time such notice of redemption is given, such obligation to pay such Other Additional Amounts remains in effect.

(j)  Addition of Co-Obligors.

The Company shall have the right at any time, without notice to or consent of the Holders of the 2035 Debentures, to designate a Wholly-Owned Subsidiary to assume, as co-obligor (in this Section, a “Co-Obligor”) on a joint and several basis with the Company, all obligations of the Company under the Indenture (insofar as it applies to the 2035 Debentures) and the 2035 Debentures, provided that:

(A)  by an indenture supplemental to the Indenture, executed and delivered to the Notes Trustee, in form satisfactory to the Notes Trustee, the Co-Obligor shall expressly assume, as co-obligor on a joint and several basis with the Company, the Company’s obligation for the due and punctual payment of the principal of (and premium, if any), including the Redemption Price, and interest on all the 2035 Debentures and the performance of every covenant of the Indenture (insofar as it applies to the 2035 Debentures) on the part of the Company to be performed or observed;

(B)  the Company determines that adding such Co-Obligor would not result in a deemed sale or exchange of the notes by any holder for U.S. federal income tax purposes under applicable Treasury Regulations; and

(C)  the obligations of the Co-Obligor under the 2035 Debentures shall rank equally with all of the Co-Obligor’s other unsecured and unsubordinated obligations.

(k)  Paying Agent and Place of Payment. The Company and the Notes Trustee hereby appoint Computershare Trust Company, N.A. as the initial Paying Agent for the 2035 Debentures. So long as the 2035 Debentures are in global form, the Place of Payment for the 2035 Debentures will be St. Paul, Minnesota.

(l)  Trustee. Pursuant to the TR Finance Indenture:

(A)  The Notes Trustee is hereby appointed as trustee of the 2035 Debentures and all future series of Securities for which it may be designated to act as Trustee by Company Order delivered to it prior to the issuance of such series of Securities and the Notes Trustee hereby accepts such appointment; and

(B)  The Co-Trustee acknowledges and agrees with the Company and the Notes Trustee that the Co-Trustee is not a trustee of the 2035 Debentures or for any future such series of Securities for which it is not designated to act as Trustee by Company Order delivered to it prior to the issuance of such series of Securities.

SECTION 2.04  Tax Act.

As at the date hereof, the Company is not a resident of, and does not carry on business in, Canada for purposes of the Tax Act, and for so long as any 2035 Debentures remain outstanding the Company shall not become resident of, or carry on business in, Canada for the purposes of the Tax Act.

ARTICLE III

MISCELLANEOUS PROVISIONS

SECTION 3.01  Effect of Fifth Supplemental Indenture.

(a)  This Fifth Supplemental Indenture is a supplemental indenture within the meaning of Section 901 of the TR Finance Indenture, and the TR Finance Indenture shall be read together with this Fifth Supplemental Indenture and shall have the same effect over the 2035 Debentures in the same manner as if the provisions of the TR Finance Indenture and Fifth Supplemental Indenture were contained in the same instrument.

(b)  In all other respects, the TR Finance Indenture is confirmed by the parties hereto as supplemented by the terms of this Fifth Supplemental Indenture.

SECTION 3.02  Governing Law.

This Fifth Supplemental Indenture and the 2035 Debentures shall be governed by and construed in accordance with the laws of the State of New York. For greater certainty, the exercise, performance or discharge by the Notes Trustee of any of its rights, powers, duties, or responsibilities hereunder shall be construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable thereto.

SECTION 3.03  Effect of Headings and Table of Contents.

The Article and Section headings herein are for convenience only and shall not affect the construction hereof.

SECTION 3.04  Successors and Assigns.

All covenants and agreements in this Fifth Supplemental Indenture by the Company shall bind its successors and assigns, whether so expressed or not.

SECTION 3.05  Severability Clause.

In case any provision in this Fifth Supplemental Indenture or in any 2035 Debentures, as applicable, shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

SECTION 3.06  Benefits of Indenture.

Nothing in this Fifth Supplemental Indenture or in the 2035 Debentures, as the case may be, express or implied, shall give to any Person, other than the parties hereto, any Authenticating Agent, any Paying Agent, any Security Registrar and their successors hereunder, the Holders of the 2035 Debentures, any benefit or any legal or equitable right, remedy or claim under this Fifth Supplemental Indenture.

SECTION 3.07  Counterparts.

This Fifth Supplemental Indenture may be executed in any number of counterparts, each of which so executed shall be deemed to be an original, but all such counterparts shall together constitute but one and the same Indenture. Counterparts may be delivered via facsimile, electronic mail, electronic signatures (including, without limitation, DocuSign and AdobeSign) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes. Facsimile, documents executed, scanned and transmitted electronically and electronic signatures, including those created or transmitted through a software platform or application, shall be deemed original signatures for purposes of this Indenture and all other related documents and all matters and agreements related thereto, with such facsimile, scanned and electronic signatures having the same legal effect as original signatures. The parties hereto agree that this Fifth Supplemental Indenture or any other related document or any instrument, agreement or document necessary for the consummation of the transactions contemplated by this Indenture or the other related documents or related hereto or thereto (including, without limitation, addendums, amendments, notices, instructions, communications with respect to the delivery of securities or the wire transfer of funds or other communications) (“Executed Documentation”) may be accepted, executed or agreed to through the use of an electronic signature in accordance with applicable laws, rules and regulations in effect from time to time applicable to the effectiveness and enforceability of electronic signatures. Any Executed Documentation accepted, executed or agreed to in conformity with such laws, rules and regulations will be binding on all parties hereto to the same extent as if it were physically executed and each party hereby consents to the use of any third party electronic signature capture service providers as may be reasonably chosen by a signatory hereto or thereto. When the Notes Trustee acts on any Executed Documentation sent by electronic transmission, the Notes Trustee will not be responsible or liable for any losses, costs or expenses arising directly or indirectly from its reliance upon and compliance with such Executed Documentation, notwithstanding that such Executed Documentation (a) may not be an authorized or authentic communication of the party involved or in the form such party sent or intended to send (whether due to fraud, distortion or otherwise) or (b) may conflict with, or be inconsistent with, a subsequent written instruction or communication; it being understood and agreed that the Notes Trustee shall conclusively presume that Executed Documentation that purports to have been sent by an authorized officer of a person has been sent by an authorized officer of such person. The party providing Executed Documentation through electronic transmission or otherwise with electronic signatures agrees to assume all risks arising out of such electronic methods, including, without limitation, the risk of the Notes Trustee acting on unauthorized instructions and the risk of interception and misuse by third parties.

SECTION 3.08  Acceptance of Trusts.

The Notes Trustee hereby accepts the trusts in this Fifth Supplemental Indenture declared and provided for and agrees to perform the same upon the terms and conditions set forth in the Indenture and in trust for the Holders from time to time, subject to the terms and conditions of the Indenture.

SECTION 3.09  Effective Time.

This Fifth Supplemental Indenture shall become effective upon the execution and delivery of this Fifth Supplemental Indenture by the Company and the Notes Trustee.

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IN WITNESS WHEREOF, the parties hereto have caused this Fifth Supplemental Indenture to be duly executed and attested, all as of the day and year first written above.

TR FINANCE LLC, as Issuer

By:	/s/ Richard Napolitano
Name: Richard Napolitano Title: Chief Financial Officer

THOMSON REUTERS CORPORATION, as Parent Guarantor

By:	/s/ Michael Eastwood
Name: Michael Eastwood Title: Chief Financial Officer

WEST PUBLISHING CORPORATION, as a Subsidiary Guarantor

By:	/s/ Ragunath Ramanathan
Name: Ragunath Ramanathan Title: President

THOMSON REUTERS APPLICATIONS INC., as a Subsidiary Guarantor

By:	/s/ Ragunath Ramanathan
Name: Ragunath Ramanathan Title: President

THOMSON REUTERS (TAX & ACCOUNTING) INC., as a Subsidiary Guarantor

By:	/s/ Elizabeth Beastrom
Name: Elizabeth Beastrom Title: President

Signature Page to Fifth Supplemental Indenture

COMPUTERSHARE TRUST COMPANY OF CANADA, as Notes Trustee

By:	/s/ Neil Scott
Name: Neil Scott Title: Corporate Trust Officer

By:	/s/ Mohanie Shivprasad
Name: Mohanie Shivprasad Title: Associate Trust Officer

ACKNOWLEDGED AND AGREED, as of the day and year first written above, solely with respect to Section 2.03(l) hereof.

DEUTSCHE BANK TRUST COMPANY AMERICAS, as Co-Trustee

By:	/s/ Rodney Gaughan
Name: Rodney Gaughan Title: Vice President

By:	/s/ Irina Golovashchuk
Name: Irina Golovashchuk Title: Vice President

Signature Page to Fifth Supplemental Indenture

EXHIBIT I

(Form of Global Debenture)

Unless this certificate is presented by an authorized representative of The Depository Trust Company, a New York corporation (“DTC”), to the Company (as defined below) or its agent for registration of transfer, exchange or payment, and any certificate issued is registered in the name of Cede & Co. or such other name as is requested by an authorized representative of DTC (and any payment is made to Cede & Co. or to such other entity as is requested by an authorized representative of DTC), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL inasmuch as the registered owner hereof, Cede & Co., has an interest herein.

Unless and until it is exchanged in whole or in part for Securities in definitive registered form, this certificate may not be transferred except as a whole by DTC to a nominee of DTC or by a nominee of DTC to DTC or another nominee of DTC or by DTC or any such nominee to a successor Depositary or a nominee of such successor Depositary.

TR FINANCE LLC

5.500% Debentures due 2035

No. A-1

US$373,209,000

CUSIP: 87268LAE7

ISIN: US87268LAE74

TR Finance LLC, a limited liability company formed under the laws of the State of Delaware (herein called the “Company”, which term includes any successor Person under the Indenture hereinafter referred to), for value received, hereby promises to pay to Cede & Co., or its registered assigns, the principal sum of US$373,209,000 (THREE HUNDRED AND SEVENTY THREE MILLION TWO HUNDRED AND NINE THOUSAND UNITED STATES DOLLARS) on August 15, 2035, at the office or agency of the Company referred to below, and to pay interest thereon on August 15, 2025 and semi-annually thereafter, on February 15 and August 15 in each year, from March 20, 2025, or from the most recent Interest Payment Date to which interest has been paid or duly provided for, at the rate of 5.500% per annum, until the principal hereof is paid or duly provided for, and (to the extent lawful) to pay on demand interest on any overdue interest at the rate borne by the Securities from the date on which such overdue interest becomes payable to the date payment of such interest has been made or duly provided for. The interest so payable, and punctually paid or duly provided for, on any Interest Payment Date will, as provided in such Indenture, be paid to the Person in whose name this Security is registered at the close of business on the Regular Record Date for such interest, which shall be February 1 or August 1 (whether or not a Business Day), as the case may be, next preceding such Interest Payment Date. Any such interest not so punctually paid or duly provided for shall forthwith cease to be payable to the Holder on such Regular Record Date, and such defaulted interest and (to the extent lawful) interest on such defaulted interest at the rate borne by the Securities, may be paid to the Person in whose name this Security is registered at the close of business on a Special Record Date for the payment of such Defaulted Interest to be fixed by the Trustee, notice whereof shall be given to Holders not less than 10 days prior to such Special Record Date, or may be paid at any time in any other lawful manner not inconsistent with the requirements of any securities exchange on which the Securities may be listed, and upon such notice as may be required by such exchange, all as more fully provided in said Indenture.

Reference is hereby made to the further provisions of this Security set forth on the reverse hereof, which further provisions shall for all purposes have the same effect as if set forth at this place.

Unless the certificate of authentication hereon has been duly executed by the Trustee by manual or electronic signature, this Security shall not be entitled to any benefit under the Indenture, or be valid or obligatory for any purpose.

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IN WITNESS WHEREOF, the Company has caused this instrument to be duly executed and attested.

Dated: March 20, 2025

TR FINANCE LLC

By:
Name: Title:

Attest:
Name: Title:

Signature Page to Note

TRUSTEE’S CERTIFICATE OF AUTHENTICATION

This is one of the Securities of the series designated as the 5.500% Debentures due 2035, and issued under the Indenture as described herein.

COMPUTERSHARE TRUST COMPANY OF CANADA, as Trustee

By:

THIS CERTIFICATE OF THE TRUSTEE SIGNED ON THE SECURITIES WILL NOT BE CONSTRUED AS A REPRESENTATION OR WARRANTY BY THE TRUSTEE AS TO THE VALIDITY OF THE INDENTURE OR OF THE SECURITIES OR OF THEIR ISSUANCE AND THE TRUSTEE WILL IN NO RESPECT BE LIABLE OR ANSWERABLE FOR THE USE MADE OF SUCH SECURITIES OR ANY OF THEM OR THE PROCEEDS THEREOF. THIS CERTIFICATE OF THE TRUSTEE SIGNED ON THE SECURITIES WILL, HOWEVER, BE A REPRESENTATION AND WARRANTY BY THE TRUSTEE THAT THE SECURITIES HAVE BEEN DULY AUTHENTICATED BY OR ON BEHALF OF THE TRUSTEE PURSUANT TO THE PROVISIONS OF THE INDENTURE.

Signature Page to Trustee’s Certificate of Note

[Reverse of Security]

This Security is one of a duly authorized issue of securities of the Company designated as its 5.500% Debentures due 2035 (herein called the “Securities”) issued under an indenture, dated as of March 20, 2025 (herein called the “TR Finance Indenture”), among the Company, Thomson Reuters Corporation (“TRC”), West Publishing Corporation (“West Publishing”), Thomson Reuters Applications Inc. (“Thomson Reuters Applications”) and Thomson Reuters (Tax & Accounting) Inc. (“Thomson Reuters (Tax & Accounting)” and together, with West Publishing and Thomson Reuters Applications, the “Subsidiary Guarantors”), Computershare Trust Company of Canada, as trustee (herein called the “Trustee”, which term includes any successor trustee under the Indenture), and Deutsche Bank Trust Company Americas, as trustee (“Deutsche Bank”), and a Fifth Supplemental Indenture, dated as of March 20, 2025, among the Company, TRC, the Subsidiary Guarantors, the Trustee and Deutsche Bank (the “Fifth Supplemental Indenture” and, together with the TR Finance Indenture, referred to herein as the “Indenture”), to which Indenture and all indentures supplemental thereto reference is hereby made for a statement of the respective rights, limitations of rights, duties, obligations and immunities thereunder of the Company, the Trustee and the Holders, and of the terms upon which the Securities are, and are to be, authenticated and delivered. This Security is a global Security representing US$373,209,000 aggregate principal amount of the Securities.

The Securities will be direct, unsecured obligations of the Company and will be fully and unconditionally guaranteed by TRC and the Subsidiary Guarantors.

Payment of the principal of (and premium, if any, on) and interest on this Security will be made at the office or agency of the Company maintained or caused to be maintained for that purpose in New York, New York or at such other office or agency of the Company as may be maintained or caused to be maintained for such purpose, in such coin or currency of the United States of America as at the time of payment is legal tender for payment of public and private debts; provided, however, that payment of the principal (and premium, if any) and interest may be made at the option of the Company (i) by check mailed to the address of the Person entitled thereto as such address shall appear on the Security Register or (ii) by wire transfer to an account maintained by the payee located in the United States or Canada; provided, that principal paid in relation to any Security, redeemed at the option of the Company or upon Maturity, shall be paid to the Holder of such Security only upon presentation and surrender of such Security to such office or agency referred to above.

This Security is not subject to any sinking fund.

Any Person who assumes the Company’s obligations hereunder as a result of an amalgamation, consolidation, merger, conveyance, transfer or lease effected in compliance with Article Eight of the TR Finance Indenture and who is domiciled or otherwise resident for Tax purposes in a jurisdiction other than the United States or a political subdivision thereof will pay to the Holders such additional amounts as may be payable under the Fifth Supplemental Indenture.

The Company may redeem the Security at its option, in whole or in part, at any time and from time to time, at the applicable Redemption Price and on the other terms and conditions as set forth in the Fifth Supplemental Indenture.

In the case of any redemption of Securities, interest installments whose Stated Maturity is on or prior to the Redemption Date will be payable to the Holders of such Securities of record at the close of business on the relevant record date referred to on the face hereof. Securities (or portions thereof) for whose redemption provision is made in accordance with the Indenture shall cease to bear interest from and after the Redemption Date.

In the event of redemption of this Security in part only, a new Security or Securities for the unredeemed portion hereof shall be issued in the name of the Holder hereof upon the cancellation hereof.

The Securities will be subject to certain restrictive covenants as provided in the Fifth Supplemental Indenture.

If an Event of Default (including any additional Events of Default as set forth in the Fifth Supplemental Indenture) shall occur and be continuing, the principal of the Securities may be declared due and payable in the manner and with the effect provided in the Indenture.

The Indenture contains provisions for defeasance at any time of (a) the entire indebtedness of the Company on this Security and (b) certain restrictive covenants and the related Defaults and Events of Default, in each case upon compliance by the Company with certain conditions set forth therein, which provisions apply to this Security.

The Company has the right at any time, without notice to or consent of the Holders, to designate one of its Wholly-Owned Subsidiaries (as defined in the Fifth Supplemental Indenture) to assume, as co-obligor (a “Co-Obligor”) on a joint and several basis with the Company, all obligations of the Company under the Indenture (insofar as it applies to the Securities) and the Securities, provided that the conditions set out in the Indenture are satisfied. The obligations of the Co-Obligor under the Securities shall rank equally with all of the Co-Obligor’s other unsecured and unsubordinated obligations.

The Indenture permits, with certain exceptions as therein provided, the amendment thereof and the modification of the rights and obligations of the Company and the rights of the Holders of the Securities of such series affected thereby under the Indenture at any time by the Company and the Trustee with the consent of the Holders of not less than a majority in aggregate principal amount of all affected Securities at the time Outstanding. The Indenture also contains provisions permitting the Holders of specified percentages in aggregate principal amount of the Securities at the time Outstanding, on behalf of the Holders of all the Securities affected thereby, to waive compliance by the Company with certain provisions of the Indenture and certain past defaults under the Indenture and their consequences. Any such consent or waiver by or on behalf of the Holder of this Security shall be conclusive and binding upon such Holder and upon all future Holders of this Security and of any Security issued upon the registration of transfer hereof or in exchange herefor or in lieu hereof whether or not notation of such consent or waiver is made upon this Security.

The Company may from time to time, without notice to or the consent of the Holders, create and issue further Securities ranking pari passu with the Securities in all respects (or in all respects except for the payment of interest accruing prior to the issue date of the Securities or except for the first payment of interest following the issue date of the Securities) and so that such further Securities may be consolidated and form a single series with the Securities and have the same terms as to status, redemption or otherwise as the Securities.

No reference herein to the Indenture and no provision of this Security or of the Indenture shall alter or impair the obligation of the Company, which is absolute and unconditional, to pay the principal of (and premium, if any, on) and interest on this Security at the times, place, and rate, and in the coin or currency, herein prescribed.

As provided in the Indenture and subject to certain limitations therein set forth, the transfer of this Security is registerable on the Security Register of the Company, upon surrender of this Security for registration of transfer at the office or agency of the Company maintained or caused to be maintained for such purpose or at a central register maintained by the Trustee at the Corporate Trust Office in New York, New York, duly endorsed by, or accompanied by a written instrument of transfer in form satisfactory to the Company and the Security Registrar duly executed by, the Holder hereof or his attorney duly authorized in writing, and thereupon one or more new Securities, of authorized denominations and for the same aggregate principal amount, will be issued to the designated transferee or transferees.

The Securities are issuable only in registered form without coupons in denominations of US$1,000 and integral multiples of US$1,000 in excess thereof. As provided in the Indenture and subject to certain limitations therein set forth, the Securities are exchangeable for a like aggregate principal amount of Securities of a different authorized denomination, as requested by the Holder surrendering the same.

No service charge shall be made for any registration of transfer or exchange of Securities, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge imposed in connection therewith, other than certain exchanges as specified in the Indenture.

Prior to the time of due presentment of this Security for registration of transfer, the Company, the Trustee and any agent of the Company or the Trustee may treat the Person in whose name this Security is registered as the owner hereof for all purposes, whether or not this Security be overdue, and none of the Company, the Trustee or any agent shall be affected by notice to the contrary.

The Paying Agent for the Securities initially is Computershare Trust Company, N.A.

Any money that the Company deposits with the Trustee or any Paying Agent or held by the Company in trust for the payment of principal of (or premium, if any) or any interest on the Securities that remains unclaimed for two years after the date upon which the principal, premium, if any, or interest are due and payable, will be repaid to the Company upon the Company’s request subject to the mandatory provisions of any applicable unclaimed property law. After that time, unless otherwise required by mandatory provisions of any unclaimed property law, the Holder will be able to seek any payment to which that Holder may be entitled to collect only from the Company.

The Company’s obligation to pay the principal of (or premium, if any) and interest on the Securities will cease if the Securities are not presented for payment within a period of ten years and a claim for interest is not made within five years from the date on which such principal, premium, if any, or interest, as the case may be, becomes due and payable.

The Indenture and this Security shall be governed by and construed in accordance with the laws of the State of New York. The exercise, performance or discharge by the Trustee of any of its rights, powers, duties or responsibilities thereunder shall be construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable thereto.

All terms used in this Security which are defined in the Indenture shall have the meanings assigned to them in the Indenture.